SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Matlack Systems, Inc.
(Name of Issuer)

Common Stock
Title of Class of Securities)

576901102
(Cusip Number)

J. Taylor Crandall
201 Main Street, Suite 3100
Fort Worth, Texas 76102
(817) 390-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

None of the Reporting Persons own any shares of the Stock.


1.     Name of Reporting Person:

         Alpine Capital, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                      7.     Sole Voting Power: -0-
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: PN


1.     Name of Reporting Person:

         Robert W. Bruce III

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                      7.     Sole Voting Power: -0-
Number of
Shares
Beneficially     8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                     10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: IN


1.     Name of Reporting Person:

         Algenpar, Inc.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                      7.     Sole Voting Power: -0-
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: CO


1.     Name of Reporting Person:

         J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                      7.     Sole Voting Power: -0-
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: IN


1.     Name of Reporting Person:

         The Anne T. and Robert M. Bass Foundation

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Working Capital

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                      7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  -0-
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: CO


1.     Name of Reporting Person:

         Anne T. Bass

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: USA

                       7.     Sole Voting Power: -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: -0-
Person
With
                      10.     Shared Dispositive Power:  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: IN


1.     Name of Reporting Person:

         Robert M. Bass

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: USA

                       7.     Sole Voting Power: -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting          9.      Sole Dispositive Power: -0-
Person
With
                       10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: IN


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 10, 1993, as amended by Amendment No. 1 dated November 3, 1993, Amendment No. 2 dated January 21, 1994, Amendment No. 3 dated March 4, 1994, Amendment No. 4 dated April 6, 1994, Amendment No. 5 dated August 26, 1994, Amendment No. 6, dated March 6, 1995, Amendment No. 7 dated March 30, 1995, Amendment No. 8 dated June 13, 1995, Amendment No. 9 dated August 21, 1995, Amendment No. 10 dated February 25, 1998, Amendment No. 11 dated December 14, 1998, Amendment No. 12 dated December 30, 1998 and Amendment No. 13 dated February 18, 1999 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock") of Matlack Systems, Inc. (the "Issuer").

Item 1.  SECURITY AND ISSUER.

No material change.

Item 2.  IDENTITY AND BACKGROUND.

No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety to read as follows:

Not Applicable.

Item 4.  PURPOSE OF TRANSACTION.

No material change.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

(a)

None of the Reporting Persons are the beneficial owners of any shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

None of the Reporting Persons have any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

(c)     On October 26, 2001, Alpine sold 1,903,994 shares of the Stock at a price of $2,094.32 in a brokerage transaction in the over-the-counter market.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock during the past 60 days.

(d)     Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

(e)     On October 26, 2001, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding shares of the Stock.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1     Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     October 29, 2001

ALPINE CAPITAL, L.P.

By: /s/ Robert W. Bruce III
Robert W. Bruce III, Manager

/s/ Robert W. Bruce
ROBERT W. BRUCE III

ALGENPAR, INC.

By: /s/ J. Taylor Crandall
J. Taylor Crandall, President

/s/ J. Taylor Crandall
J. TAYLOR CRANDALL

/s/ W. R. Cotham
W. R. Cotham,
Attorney-in-Fact for:

THE ANNE T. AND ROBERT M. BASS      FOUNDATION (1)
ANNE T. BASS (2)
ROBERT M. BASS (3)

(1)  A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2)  A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3)  A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.


EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION

99.1               Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.